Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

SANKYO COMMENCES PATENT LITIGATION AGAINST BENICAR® ANDA

FILING IN THE UNITED STATES

Tokyo, August 2, 2006 — DAIICHI SANKYO COMPANY, LIMITED announces that SANKYO COMPANY, LIMITED (President: Ikegami, Yasuhiro; hereinafter “Sankyo”), a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED, and its U.S. subsidiary, DAIICHI SANKYO, INC. (New Jersey, hereinafter “DSI”), commenced litigation against Mylan* in the United States District Court for the District of New Jersey for infringement of Sankyo’s U.S. patent (hereinafter “Patent”) covering olmesartan medoxomil, the active ingredient in Sankyo’s antihypertensive drug, Benicar®. Mylan has filed an Abbreviated New Drug Application (“ANDA”) with the Food and Drug Administration seeking to market a generic version of Benicar®.

Sankyo and DSI believe that the Patent, which expires in April 2016 in the United States, is valid and intends to vigorously defend the Patent.

Benicar® is an angiotensin II receptor antagonist that Sankyo independently developed, and is marketed in over 35 countries as an antihypertensive drug which suppresses vasoconstriction by affecting the rennin-angiotensin system to control blood pressure.

*Note:

“Mylan” refers to Mylan Pharmaceuticals, Inc. (HQ: West Virginia) and its parent company, Mylan Laboratories, Inc. (HQ: Pennsylvania).